Exhibit 99.1

Proposed issue of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Wednesday July 1, 2020

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +Security Code	+Security Description	Maximum Number of +securities to be issued

ATH	ORDINARY FULLY PAID	47,646,000

Proposed +issue date

Thursday July 2, 2020

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

1.2 Registered Number Type	Registration Number

ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

 New announcement

1.5 Date of this announcement

Wednesday July 1, 2020

1.6 The Proposed issue is:

 A placement or other type of issue

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Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 - Are any of the following approvals required for the placement or other type of issue?

●	+Security holder approval
●	Court approval
●	Lodgement of court order with +ASIC
●	ACCC approval
●	FIRB approval
●	Another approval/condition external to the entity

 No

Part 7B - Issue details

Is the proposed security a ‘New class’ (+securities in a class that is not yet quoted or recorded by ASX) or an ‘Existing class’ (additional securities in a class that is already quoted or recorded by ASX)?

Existing class

Will the proposed issue of this +security include an offer of attaching +securities? No

Details of +securities proposed to be issued

ASX +Security Code and Description

ATH : ORDINARY FULLY PAID

Maximum Number of +securities proposed to be issued

47,646,000

Purpose of the issue

For working capital and to progress research and development activities.

Offer price details for retail security holders

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.03280

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

 Yes

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Proposed issue of securities

Oversubscription & Scale back details

May a scale back be applied to this event?

 No

Part 7C - Timetable

7C.1 Proposed +issue date

Thursday July 2, 2020

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1?

 No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

 Yes

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

47,646,000

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

 No

7D.2 Is a party referred to in listing rule 10.11.1 participating in the proposed issue?

 No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

 No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

 No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

 No

7E.2 Is the proposed issue to be underwritten?

 No

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7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Part 7F - Further Information

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

 No

7F.2 Any other information the entity wishes to provide about the proposed issue

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